SAVE FOODS, INC.

Kibbutz Alonim,

Israel, 3657700

May 11, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Save Foods, Inc. (CIK 0001789192)
Registration Statement on Form S-1, as amended (the “Registration Statement”) File No. 333-254327 Request for Acceleration of Effective Date

Ladies and Gentlemen:

Save Foods, Inc. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on Thursday, May 13, 2021 at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant understands that the Securities and Exchange Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

SAVE FOODS, INC.

By:	/s/ David Palach
David Palach Chief Executive Officer